

July 16, 2015

Via E-Mail
Mr. David B. Burritt
Executive Vice President and Chief Financial Officer
United States Steel Corporation
600 Grant Street
Pittsburgh, PA 15219

  Re: **United States Steel Corporation**
     Form 10-K
     Filed February 24, 2015
     File No. 1-16811

Dear Mr. Burritt:

  We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

  Please respond to this letter within ten business days by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

  After reviewing the information you provide in response to these comments, we may have additional comments.

Form 10-K for the year ended December 31, 2014

Net Sales by Segment, page 62

1. We note that income from operations for your flat-rolled segment was significantly impacted from 2012 to 2013 and 2013 to 2014 due to fluctuations in the average realized price per ton. We also note disclosure on page 63 that the decrease in sales for the flat-rolled segment in 2013 was due in part to lower average realized prices, which resulted from downward pressure on spot market pricing. Where material changes in average realized prices materially impact segment income, please elaborate on the factors, trends or events that affected average realized prices or related spot market pricing.

4. Deconsolidation of U.S. Steel Canada and other charges, page F-17

2. Please help us understand how you arrived at the $416 million pre-tax loss on deconsolidation and other charges associated with the CCAA filing if USSC had $1.72

billion of assets and $3.42 billion of liabilities at September 15, 2014. Specifically address how the allowance for doubtful accounts of $1.44 million as described on page F-19 impacted the calculation.

3. Please tell us and disclose whether U.S. Steel is obligated to provide for any losses or liabilities of USSC post-CCAA filing.

4. Please tell us how you determined that the $434 million owed to U.S. Steel by USSC as described on page F-19 is collectible given the significant excess of USSC's liabilities over its assets. Disclose how long you expect it will take to have this amount fully repaid. In this regard, we note the disclosure on page 42 of the March 31, 2015 Form 10-Q indicating that U.S. Steel's claims have been challenged by a number of interested parties, which could result in changes to the values of those claims.

24. Contingencies and Commitments, page F-53

5. We note your statement on page F-54 that the amount the Company accrues for pending asbestos claims is not material to your financial condition. It is not clear, however, whether the related expense is material to your results of operations. Please revise to quantify such expenses incurred in the periods presented or otherwise disclose, if true, that such amounts have not historically been material in any period. Also revise to quantify average settlement amount per claim, as we note total settlements paid have been disclosed previously. Refer to the Interpretive Response to Question 3 of SAB 5:Y.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Jenn Do at (202) 551-3743, Al Pavot at (202) 551-3738 or me at (202) 551-3355 if you have questions regarding comments on the financial statements and related matters. Please contact Leland Benton at (202) 551-3791, or Pamela Long, Assistant Director, at (202) 551-3765, with any other questions.

Sincerely,

/s/ Terence O'Brien

Terence O'Brien
Branch Chief